Exhibit 99.1

Media alert: VimpelCom statement on Telenor divestiture announcement

Amsterdam (October 5, 2015), VimpelCom Ltd. (“VimpelCom” or “Company”) (NASDAQ:VIP), a leading global provider of telecommunications services headquartered in Amsterdam, issued the following statement in relation to Telenor’s announcement of its intention to divest itself of its VimpelCom shareholding:

“We are aware of Telenor’s intention to sell its shares in VimpelCom over the course of time and we welcome their clarification that they do not intend to convert their preferred shares. Telenor has been a long-standing and highly supportive shareholder for many years, helping to build our business. As VimpelCom moves forward with its recently announced new business strategy, we will work with Telenor to ensure a successful divestiture of their stake.”

About VimpelCom

VimpelCom, an international telecoms company operating in 14 countries and headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 740 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2015 VimpelCom had 213 million mobile customers and 6 million fixed-line broadband customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit:http://www.vimpelcom.com

Contact information

Investor Relations

VimpelCom Ltd.

Bart Morselt/Remco Vergeer

ir@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Media and Public Relations

VimpelCom Ltd.

Neil Moorhouse/Artem Minaev

pr@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)